UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 5, 2023

M3-BRIGADE ACQUISITION III CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40946	86-3185502
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1700 Broadway, 19th Floor
New York, New York 10019
(Address of principal executive offices, including zip code)

(212) 202-2200

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable public warrant	MBSC.U	New York Stock Exchange
Class A common stock, par value $0.0001 per share	MBSC	New York Stock Exchange
Public warrants, each whole public warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	MBSC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendment to Business Combination Agreement

On September 5, 2023, M3-Brigade Acquisition III Corp., a Delaware corporation (the “Company” or “MBSC”), entered into an amendment (the “BCA Amendment No. 3”) to the Business Combination Agreement, dated as of December 14, 2022 (as previously amended on April 21, 2023 and June 15, 2023, and as amended by BCA Amendment No. 3, the “Business Combination Agreement”), by and among the Company, Greenfire Resources Ltd., an Alberta corporation (“PubCo”), DE Greenfire Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of PubCo, 2476276 Alberta ULC, an Alberta corporation and a direct, wholly owned subsidiary of PubCo, and Greenfire Resources Inc., an Alberta corporation (“Greenfire”). A copy of the Business Combination Agreement, as amended on April 21, 2023 and June 15, 2023 was filed as Annex A to the Definitive Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (the “SEC”) on August 14, 2023 (the “Definitive Proxy Statement”).

The BCA Amendment No. 3, among other things and subject to the terms and conditions set forth therein, extends the Termination Date (as defined in the Business Combination Agreement) from September 14, 2023 to September 28, 2023. The purpose of the extension of the Termination Date is to allow Greenfire additional time to consummate a potential refinancing (the “Potential Refinancing”) of Greenfire’s 12.000% Senior Secured Notes due 2025 (the “Existing Greenfire Bonds”) prior to or concurrently with the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”).

The Company does not expect to delay, postpone or adjourn its special meeting of stockholders (the “Company Stockholders Meeting”) or special meeting of warrantholders to approve the proposals set forth in the Definitive Proxy Statement, currently scheduled to be held on September 11, 2023, at 9:00 a.m., Eastern Time and 9:30 a.m., Eastern Time, respectively. The Company expects that, upon receipt of the SPAC Stockholder Approval (as defined in the Business Combination Agreement) at the Company Stockholders Meeting, all conditions to Closing will have been met (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions), subject to receipt of Aggregate Transaction Proceeds (as defined in the Business Combination Agreement) equal to or greater than $100,000,000. The Company does not intend to further amend the Business Combination Agreement to further extend the Termination Date, notwithstanding the status of the Potential Refinancing, and expects the Closing to occur on the earlier of the closing of the Potential Refinancing and September 27, 2023.

In addition, the BCA Amendment No. 3 provides, among other things and subject to the terms and conditions set forth therein, that up to $50 million of proceeds obtained by PubCo from the Potential Refinancing, if any, are PubCo Debt Financing (as defined in the Business Combination Agreement), and that such proceeds are therefore included in the calculation of Aggregate Transaction Proceeds. Only the proceeds of the Potential Refinancing that are in excess of the aggregate principal amount of the Existing Greenfire Bonds outstanding on and as of the Closing Date (as defined in the Business Combination Agreement), plus the amount of accrued and unpaid interest thereon, and the amount of applicable premiums to redeem the Existing Greenfire Bonds, are PubCo Debt Financing (the “Backstop Debt Financing”).

The foregoing description of the BCA Amendment No. 3 does not purport to be complete and is qualified in its entirety by reference to the full text of the BCA Amendment No. 3, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Amendment to Subscription Agreement

On September 5, 2023, concurrently with its entry into the BCA Amendment No. 3, the Company entered into an amendment (the “Subscription Agreement Amendment”) to the Subscription Agreement (the “Subscription Agreement”), dated as of December 14, 2022, by and among the Company, PubCo, and the Subscriber thereto (as defined in the Subscription Agreement), a copy of the form of which was filed as Annex C to the Definitive Proxy Statement.

Prior to the Subscription Agreement Amendment, the Subscription Agreement provided that each of the PIPE Financing and the Convertible Debt Financing (each, as defined in the Business Combination Agreement) would be automatically reduced by the amount remaining in the Trust Account (as defined in the Business Combination Agreement) after giving effect to the SPAC Stockholder Redemption (as defined in the Business Combination Agreement), with the Convertible Debt Financing being reduced first, and, if reduced in its entirety, the PIPE Financing being thereafter reduced. Pursuant to the Subscription Agreement Amendment, the Convertible Debt Financing will first be reduced by the amount of any Backstop Debt Financing and, any remaining amounts will thereafter be reduced by the amount remaining in the Trust Account after giving effect to the SPAC Stockholder Redemption. If the Convertible Debt Financing equals zero (whether due to reduction by the Backstop Debt Financing or amounts remaining in the Trust Account after the SPAC Stockholder Redemption), the PIPE Financing will be reduced by the amount remaining in the Trust Account after giving effect to the SPAC Stockholder Redemption to the extent such amounts have not already reduced the Convertible Debt Financing.

Pursuant to the terms of the other Subscription Agreements, dated as of December 14, 2022, by and among the Company, PubCo, and the Subscribers thereto (the “Other Subscription Agreements”), the Other Subscription Agreements were automatically amended and modified, without any further action by the Subscribers thereto, PubCo or the Company, to reflect the terms of the Subscription Agreement Amendment.

The foregoing description of the Subscription Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement Amendment, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

The Company is furnishing herewith (a) certain unaudited interim financial statements and management’s discussion and analysis of financial condition and results of operations of Greenfire and (b) certain unaudited pro forma condensed consolidated financial information presenting the combination of the financial information of PubCo, Greenfire, and MBSC adjusted to give effect to the Transactions (as defined in the Business Combination Agreement), which have each been prepared for use by MBSC and Greenfire.

Included in this Current Report on Form 8-K are (a) the unaudited condensed interim consolidated financial statements of Greenfire as at June 30, 2023 and for the three and six months ended June 30, 2023 and 2022, (b) Greenfire management’s discussion and analysis for the three and six month period ended June 30, 2023 (c) the unaudited condensed interim consolidated financial statements of PubCo for the three and six month period ended June 30, 2023 and (d) the unaudited pro forma condensed combined statements of income for the six months ended June 30, 2023 and year ended December 31, 2022 and the unaudited pro forma condensed combined balance sheet as of June 30, 2023 including the related notes, which are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and incorporated by reference herein.

In accordance with General Instruction B.2 of Form 8-K, the information in Item 7.01 and in Exhibits 99.1, 99.2, 99.3 and 99.4 of this Current Report on Form 8-K is being furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing. In addition, the furnishing of this Item 7.01 of Form 8-K and Exhibits 99.1, 99.2, 99.3 and 99.4 will not be deemed an admission that such information includes material information that is not otherwise publicly available.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between PubCo, MBSC, Greenfire and the other parties thereto. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the timing to complete the proposed business combination by MBSC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by MBSC; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the proposed business combination; (iii) the outcome of any legal, regulatory or governmental proceedings that may be instituted against PubCo, MBSC, Greenfire or any investigation or inquiry following announcement of the proposed business combination, including in connection with the proposed business combination; (iv) the inability to complete the proposed business combination due to the failure to obtain approval of MBSC’s stockholders or the inability to receive approval of the proposed plan of arrangement in connection with the proposed business combination; (v) Greenfire’s and PubCo’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the proposed business combination; (vi) the ability of the parties to obtain the listing of PubCo’s common shares and warrants on the New York Stock Exchange upon the closing of the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations of Greenfire; (viii) the ability to recognize the anticipated benefits of the proposed business combination; (ix) unexpected costs related to the proposed business combination; (x) the amount of redemptions by MBSC’s public stockholders being greater than expected; (xi) the management and board composition of PubCo following completion of the proposed business combination; (xii) limited liquidity and trading of PubCo’s securities; (xiii) geopolitical risk and changes in applicable laws or regulations; (xiv) the possibility that Greenfire or MBSC may be adversely affected by other economic, business, and/or competitive factors; (xv) operational risks; (xvi) the possibility that the COVID-19 pandemic or another major disease disrupts Greenfire’s business; (xvii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Greenfire’s resources; (xix) the risks that the consummation of the proposed business combination is substantially delayed or does not occur; (xx) risks associated with the oil and gas industry in general (e.g., operational risks in development, exploration and production; disruptions to the Canadian and global economy resulting from major public health events, the Russian-Ukrainian war and the impact on the global economy and commodity prices; the impacts of inflation and supply chain issues and steps taken by central banks to curb inflation; pandemic, war, terrorist events, political upheavals and other similar events; events impacting the supply and demand for oil and gas including the COVID-19 pandemic and actions taken by the OPEC + group; delays or changes in plans with respect to exploration or development projects or capital expenditures); (xxi) the uncertainty of reserve estimates; (xxii) the uncertainty of estimates and projections relating to production, costs and expenses; (xxiii) health, safety and environmental risks; (xxiv) commodity price and exchange rate fluctuations; (xxv) changes in legislation affecting the oil and gas industry; (xxvi) uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and (xxvii) the risk that the Potential Refinancing is unsuccessful or does not occur. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of MBSC’s registration on Form S-1 (Registration Nos. 333-256017 and 333-260423), MBSC’s annual report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 31, 2023, MBSC’s quarterly report on Form 10-Q for the quarter ended March 31, 2023 filed with the SEC on June 2, 2023, the Registration Statement and definitive proxy statement/prospectus of PubCo, effective August 14, 2023, including those under “Risk Factors” therein and other documents filed by MBSC or PubCo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PubCo, MBSC and Greenfire assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither PubCo, MBSC nor Greenfire gives any assurance that either PubCo, MBSC nor Greenfire will achieve its expectations.

Additional Information and Where to Find It

A full description of the terms of the proposed business combination have been provided in a Registration Statement filed by PubCo with the SEC, that includes a proxy statement of MBSC and constitutes a prospectus of PubCo. The Registration Statement was declared effective by the SEC on August 14, 2023. PubCo and MBSC filed the definitive proxy statement/prospectus with the SEC on August 14, 2023. The definitive proxy statement/prospectus was mailed to shareholders of MBSC on or around August 16, 2023. Each of PubCo and MBSC may also file other relevant documents with the SEC regarding the proposed business combination. This document is not a substitute for the definitive proxy statement/prospectus or any other document that PubCo and MBSC may file with the SEC. PubCo and MBSC urge investors, stockholders and other interested persons to read the Registration Statement, definitive proxy statement/prospectus, as well as other documents filed with the SEC, because these documents contain or will contain important information about PubCo, MBSC, Greenfire and the proposed business combination. Stockholders may obtain a copy of the Registration Statement on Form F-4 including the definitive proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Greenfire Resources Inc., 1900 – 205 5th Avenue SW, Calgary, AB T2P 2V7, and M3-Brigade Acquisition III Corp., 1700 Broadway, 19th Floor, New York, NY 10019. The definitive proxy statement/prospectus can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

PubCo, MBSC and Greenfire, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of MBSC’s stockholders in respect of the proposed business combination. Information about the directors and executive officers of MBSC is set forth in MBSC’s filings with the SEC. Information about the directors and executive officers of PubCo and Greenfire and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, are set forth in the definitive proxy statement/prospectus for the proposed business combination. Additional information regarding the identity of all potential participants in the solicitation of proxies to MBSC’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, are included in the definitive proxy statement/prospectus.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to PubCo, MBSC or Greenfire, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
2.1	Amendment No. 3, dated as of September 5, 2023, to Business Combination Agreement, dated as of December 14, 2022 (as amended on April 21, 2023 and June 15, 2023), by and among M3-Brigade Acquisition III Corp., Greenfire Resources Ltd., DE Greenfire Merger Sub Inc., 2476276 Alberta ULC and Greenfire Resources Inc.
10.1	Amendment No. 1 to Subscription Agreement, dated as of September 5, 2023, by and among M3-Brigade Acquisition III Corp., Greenfire Resources Ltd., and Subscriber
99.1	Unaudited Condensed Interim Consolidated Financial Statements of Greenfire Resources Inc. as at June 30, 2023 and for the three and six months ended June 30, 2023 and 2022
99.2	Greenfire Resources Inc.’s Management’s Discussion and Analysis for the three and six months ended June 30, 2023
99.3	Unaudited Condensed Interim Consolidated Financial Statements of Greenfire Resources Ltd. as at June 30, 2023
99.4	Unaudited Pro Forma Condensed Combined Statements of Income for the Six Months Ended June 30, 2023 and Year Ended December 31, 2022 and the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2023, including the Related Notes.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

M3-BRIGADE ACQUISITION III CORP.

Date: September 5, 2023	By:	/s/ Mohsin Y. Meghji
		Name:	Mohsin Y. Meghji
		Title:	Executive Chairman of the Board of Directors